Exhibit 99.2

Foresight Granted 180-Day Extension by Nasdaq to Regain
Compliance with Minimum Bid Requirements

No Immediate Effect on Nasdaq Listing or Trading of the Company’s ADSs

Ness Ziona, Israel – November 22, 2022 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in automotive vision systems, announced today that it has it received a notification letter from Nasdaq Stock Market LLC that the Company has been granted an additional 180-day compliance period, or until May 22, 2023, to regain compliance with Nasdaq’s minimum bid price rule.

Nasdaq’s determination is based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Capital Market, with the exception of the bid price requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period and if necessary, by effecting a reverse stock split (or change to its American Depositary Shares (“ADSs”) ratio, as applicable).

In a notification letter dated May 23, 2022, Nasdaq had informed the Company that, based on the previous 30 consecutive business days, the Company’s ADSs no longer met the minimum $1 bid price per share requirement. Therefore, in accordance with Nasdaq’s Listing Rules, the Company was provided 180 calendar days, or until November 21, 2022, to regain compliance.

If at any time before May 22, 2023, the closing bid price of the Company’s ADSs is at least $1.00 per ADS for a minimum of 10 consecutive business days, the Company will regain compliance with this Nasdaq rule and this matter will be closed.

This current notification from Nasdaq has no immediate effect on the listing or trading of the Company’s ADSs, which will continue to trade on the Nasdaq Capital Market under the symbol “FRSX”.

The Company intends to monitor the closing bid price of its ADSs between now and May 22, 2023, and intends to consider available options to cure the deficiency and regain compliance with the minimum bid price requirement within the second compliance period. The Company’s ADSs will continue to be listed and trade on the Nasdaq Capital Market during this period, unaffected by the receipt of the written notice from Nasdaq.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses regaining compliance with Nasdaq’s continued listing requirements, and the timing and effect thereof as well as potentially effecting a reverse stock split or change of ADS ratio. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654